Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following e-mail was sent to Progress Energy employees on July 7, 2011.

Duke Energy, Progress Energy shareholder meetings scheduled for Aug. 23

7/7/2011

Duke Energy Corp. (Duke Energy) and Progress Energy, Inc. (Progress Energy) have scheduled special meetings Tuesday, Aug. 23, for shareholders to vote on the companies’ proposed merger announced Jan. 10.

The companies are mailing a joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. The Securities and Exchange Commission today declared effective the Duke Energy registration statement containing the joint proxy statement/prospectus. The document provides information for shareholders of both companies, as well as instructions on voting online, by mail, by telephone or in person.

•	Duke Energy will hold its shareholder meeting at 10 a.m. Aug. 23 in the O.J. Miller Auditorium at the company’s offices located at 526 South Church St. in Charlotte.

•	Progress Energy will hold its shareholder meeting at 11 a.m. Aug. 23 at the Progress Energy Center for the Performing Arts, 2 East South St. in Raleigh.

Each company’s shareholders of record as of the close of business July 5, 2011, are entitled to vote at their respective meeting. The boards of directors for both companies have unanimously recommended approval of the merger to their shareholders.

The companies announced their agreement to merge Jan. 10 and are pursuing required approvals from state and federal regulators. The companies continue to target the merger closing by the end of the year. If the merger is completed, Progress Energy will become a wholly owned subsidiary of Duke Energy, and the former shareholders of Progress Energy will become shareholders of Duke Energy.

To date, the companies have made the following filings:

•	An application to approve the merger with the North Carolina Utilities Commission, which has scheduled hearings on the matter beginning Sept. 20.

•	An application to approve the merger with the Kentucky Public Service Commission. The commission is holding evidentiary hearings this week and is reviewing a settlement agreement.

•	Merger-related filings with the Public Service Commission of South Carolina.

•	Joint filings with the Federal Energy Regulatory Commission and with the Nuclear Regulatory Commission (the latter related to nuclear plant license transfers).

•	Hart-Scott Rodino filing with the U.S. Department of Justice and Federal Trade Commission. The waiting period under the HSR Act expired April 27, 2011.

In the next several weeks, the companies intend to file an application with the Federal Communications Commission for certain license transfers.

Although there are no merger-specific regulatory approvals required in Indiana, Ohio or Florida, the companies will continue to update the public service commissions in those states on the merger, as requested. The merger requires modifications to several existing affiliate agreements; the companies will file those with various state commissions for approval, as applicable.

Upon closing, the merger will create the largest U.S. electric utility, as measured by regulated customers, generation capacity and equity market capitalization. The combined company will have more than 7.1 million electric customers in six states (North Carolina, South Carolina, Florida, Indiana, Ohio and Kentucky) and the largest regulated nuclear fleet in the country.

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Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy are mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the joint proxy statement/prospectus contained in the above-mentioned Registration Statement. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

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